Exhibit 17.1

Tom Coughlin Vice Chairman of the Board (Retired) Wal-Mart Stores, Inc.
HOME OFFICE

Dear Rob:

This is to advise you that I am resigning effective immediately as a member of the Board of Directors of Wal-Mart. I leave with warm feelings for the company and all the people who have made it great. I have appreciated the opportunity to serve.

/s/ Tom Coughlin